Exhibit (a)(5)(C)

AMGEN ANNOUNCES RESULTS OF ITS REPURCHASE OF

TENDERED LIQUID YIELD OPTION NOTES DUE 2032

THOUSAND OAKS, Calif, March 2, 2005—Amgen Inc. (Nasdaq:AMGN), the world’s largest biotechnology company, today announced the results of its offer to purchase its Liquid Yield Option Notes (Zero Coupon—Senior) due 2032 (the “LYONs”) pursuant to the terms thereof. The holders’ option to surrender their LYONs for repurchase expired at 5:00 pm, EST, on March 1, 2005.

Amgen has been advised by the paying agent, LaSalle Bank National Association, that approximately $1.59 billion in aggregate principal amount at maturity of LYONs were validly surrendered for purchase and not withdrawn and Amgen has purchased all such LYONs. This leaves approximately $2.36 billion in aggregate principal amount outstanding. The purchase price for the LYONs was $738.68 in cash per $1,000 in principal amount at maturity. The aggregate purchase price for all the LYONs validly surrendered for purchase and not withdrawn was approximately $1.17 billion. Amgen has paid the aggregate purchase price in cash from existing cash balances.

About Amgen

Amgen is a global biotechnology company that discovers, develops, manufactures and markets important human therapeutics based on advances in cellular and molecular biology.

Forward-Looking Statements

This news release contains forward-looking statements that involve significant risks and uncertainties, including those discussed below and others that can be found in our Form 10-K for the year ended December 31, 2003, and in our periodic reports on Form 10-Q and Form 8-K. Amgen is providing this information as of the date of this news release and does not undertake any obligation to update any forward-looking statements contained in this document as a result of new information, future events or otherwise.

No forward-looking statement can be guaranteed and actual results may differ materially from those we project. Amgen’s results may be affected by our ability to successfully market both new and existing products domestically and internationally, sales growth of recently launched products, difficulties or delays in manufacturing our products, and regulatory developments (domestic or foreign) involving current and future products and manufacturing facilities. In addition, sales of our products are affected by reimbursement policies imposed by first party payors, including governments, private insurance plans and managed care providers, and may be affected by domestic and international trends toward managed care and healthcare cost containment, as well as possible US legislation affecting pharmaceutical pricing and reimbursement. Government regulations and reimbursement policies may affect the development, usage and pricing of our products. Furthermore, our research, testing, pricing, marketing and other operations are subject to extensive regulation by domestic and foreign government regulatory authorities. We, or others could identify side effects or manufacturing problems with our products after they are on the market. In addition, we compete with other companies with respect to some of our marketed products as well as for the discovery and development of new products. Discovery or identification of new product candidates cannot be guaranteed and movement from concept to product is uncertain; consequently, there can be no guarantee that any particular product candidate will be successful and become a commercial product. In addition, while we routinely obtain patents for our products and technology, the protection offered by our patents and patent applications may be challenged, invalidated or circumvented by our competitors. Further, some raw materials, medical devices, and component parts for our products are supplied by sole first party suppliers.

CONTACT: Amgen, Thousand Oaks

Christine Cassiano, 805-447-4587 (media)

Arvind Sood, 805-447-1060 (investors)